PWardle@gibsondunn.com
October 13, 2009

(213) 229-7242	C 22695-00095

(213) 229-6242
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington D.C. 20549
Attention: Jay Williamson

Re:	Your Comment Letter dated October 8, 2009 regarding Dole Food Company, Inc.’s Amendment to Registration Statement on Form S-1 Filed October 2, 2009(File No. 333-161345)
Dear Mr. Williamson:
     Dole Food Company, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-161345) filed with the Securities and Exchange Commission (the “Commission”) on August 14, 2009 and amended on September 18, 2009, September 24, 2009, October 2, 2009 and October 9, 2009 (the “Registration Statement”).
     In connection with comment 12 of the Comment Letter, attached is a revised draft of our legality opinion for your review. As we discussed today, we have revised the opinion to reference the laws of the State of Delaware generally, and have removed the reference to where

Mr. Jay Williamson
October 13, 2009

we are admitted to practice. We acknowledge that this reference to the laws of the State of Delaware encompasses not only the Delaware General Corporation Law, but also all applicable statutory provisions, rules and regulations underlying those provisions, and applicable judicial and regulatory determinations in connection with such laws.
     If you have further comments or questions regarding our legality opinion, please feel free to call me directly at (213) 229-7242.

Very truly yours,
/s/ Peter W. Wardle
Peter W. Wardle

Exhibit 5.1
[GD&C Letterhead]
October [___], 2009

(213) 229-7000

(213) 229-7520	C 22695-00095

Dole Food Company, Inc.
One Dole Drive
Westlake Village, California 91362

Re:	Dole Food Company, Inc.
Registration Statement on Form S-1 (File No. 333-161345)
Ladies and Gentlemen:
     We have examined the Registration Statement on Form S-1, File No. 333-161345, as amended (the “Registration Statement”), of Dole Food Company, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), in connection with the offering by the Company of up to [___] shares (including shares that may be sold upon exercise of the underwriters’ option to purchase additional shares) of the Company’s common stock, par value $0.001 per share (the “Shares”).
     We have examined the originals, or photostatic or certified copies, of such records of the Company and certificates of officers of the Company and of public officials and such other documents as we have deemed relevant and necessary as the basis for the opinion set forth below. In our examination, we have assumed the genuineness of all signatures, the legal capacity and competency of all natural persons, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as copies.
     Based upon the foregoing examination and in reliance thereon, and subject to the assumptions stated and in reliance on statements of fact contained in the documents that we have examined, we are of the opinion that the Shares, when issued against payment therefor, will be validly issued, fully paid and non-assessable.
     This opinion is limited to the effect of the current state of the laws of the State of Delaware and the facts as they currently exist. We assume no obligation to revise or supplement this opinion in the event of future changes in such laws or the interpretation thereof or such facts.
     We consent to the filing of this opinion as an exhibit to the Registration Statement, and we further consent to the use of our name under the caption “Legal Matters” in the Registration Statement and the prospectus that forms a part thereof. In giving these consents, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the Rules and Regulations of the Commission.
Very truly yours,
DRAFT